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                              November 25, 2020

       Luis Solorzano
       Chief Executive Officer
       Acamar Partners Acquisition Corp.
       1450 Brickell Avenue, Suite 2130
       Miami, Florida 33131

                                                        Re: Acamar Partners
Acquisition Corp.
                                                            Registration
Statement on Form S-4
                                                            Filed October 29,
2020
                                                            File No. 333-249723

       Dear Mr. Solorzano:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4 Filed on October 29, 2020

       Proxy Statement / Prospectus, page i

   1. To provide context to the disclosure regarding the terms of the business combination and the impact of
redemption by holders of public common shares in Acamar Partners, please disclose the total
number of public shares issued, the number of shares that can be redeemed without
impacting the ability to consummate the merger, and the current number of public shares
outstanding.
   2. Referencing the PIPE Investment in conjunction with the merger transaction, please disclose the number of
shares to be issued, their price, and the proceeds raised and clarify the need for these
additional funds in order to meet the minimum cash and cash
                                                        equivalents requirement
of $175 million that is a required condition in order to
                                                        consummate the merger.
 Luis Solorzano
Acamar Partners Acquisition Corp.
November 25, 2020
Page 2
What happens if the merger is not completed?, page x

3. Please revise to describe the terms of the non-solicitation provisions and restrictive
         covenants, and the potentially adverse consequences to CarLotz   s
business during
         pendency of the transaction and if the merger is not consummated. Summary, page 1

4. Please provide the information required by Item 3(g) of Form S-4 in the Summary section.
5.       Please disclose the percentage ownership in the company following the business
         combination by the various stakeholders, such as Acamar's public stockholders, Acamar's
         Initial Stockholders, CarLotz    common stockholders, CarLotz   s
preferred shareholder and
         the Subscribers to the PIPE financing.
Stock Ownership of CarLotz Directors and Executive Officers, page 7

6. We note that you have provided disclosure comparing the percent of outstanding shares entitled to vote held by CarLotz directors, executive officers and their affiliates, and the vote required for approval of the proposed transaction by CarLotz. Please provide comparable disclosure in regards to Acamar Partners. Refer to Item 3(h) of Form S-4.
Comparative Per Share Information, page 23

7. Please provide the historical book value per share information at the balance sheet dates and income (loss) from continuing operations per share for CarLotz, Inc. for the periods ended June 30, 2020 and December 31, 2019. Refer to the instructions to Item 3(f) of
         Form S-4 and Item 301 of Regulation S-K.
8. The weighted average Class A shares outstanding, basic and diluted, and the weighted average Class B shares outstanding, basic and diluted, for the year ended December 31,
         2019 for Acamar Partners as disclosed on page 23 do not agree to the amounts reflected in the selected financial data for this entity on page 20. Please reconcile and revise these disclosures.
Unaudited Pro Forma Combined Financial Information
Description of the Transactions, page 58

9. Please revise to disclose the material terms of the merger agreement including the number of common shares and the related cash consideration to be issued by Acamar Partners for each outstanding share of CarLotz common and preferred stock. Also, please disclose the terms and future financial impact of the contingent consideration in the form of Earnout
FirstName LastNameLuis Solorzano
       Shares, which may become payable to the CarLotz shareholders pursuant to the merger
Comapany    NameAcamar
       agreement.          Partnersdisclosures
                    Your revised     Acquisition Corp.clearly explain your
planned accounting
                                               should
       treatment
November          for Page
            25, 2020  the Earnout
                           2      Shares in the event they are required to be
issued.
FirstName LastName
 Luis Solorzano
FirstName  LastNameLuis   Solorzano
Acamar Partners  Acquisition Corp.
Comapany 25,
November   NameAcamar
               2020      Partners Acquisition Corp.
November
Page 3     25, 2020 Page 3
FirstName LastName
Pro Forma Adjustments to the Unaudited Combined Balance Sheet, page 63

10. Refer to footnote (6) - Please revise note (6) to disclose how you calculated or determined the number of shares of New CarLotz common shares to be issued in connection with the merger transaction, the amount of the payment to be made to redeem the redeemable convertible preferred stock in the amount of $36,931 and the cash payment of $33,000 to be made to the CarLotz shareholders. Also, please disclose the conversion terms associated with the outstanding convertible note payable and stock warrants in the amount of $3,415 that are being converted in connection with the merger transaction.
Unaudited Pro Forma Combined Statement of Operations, page 64

11. Please revise the column reflecting CarLotz's results of operations for the six months ended June 30, 2020 and the year ended December 31, 2019 to disclose the Company's redeemable convertible preferred stock dividends, net loss attributable to common stockholders, net loss attributable to common stockholders per share, basic and diluted, and the weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted. To the extent that dividends on convertible preferred stock will cease as a result of the merger, please revise to eliminate these dividends through a pro forma adjustment.
12. The weighted average Class A and Class B shares, basic and diluted, for Acamar Partners for the year ended December 31, 2019 do not agree to the amounts reflected in this entity's consolidated statement of operations on page F-58. Please reconcile and revise these disclosures. If these differences are due to your reflection of these shares as outstanding for all of 2019, please reflect the difference resulting from this factor in the pro forma adjustments column.
Pro Forma Adjustments to the Unaudited Combined Statements of Operations, page
66

13. Your disclosure on page 95 indicates you will pay a transaction bonus of $1.5 million to
         CarLotz's management contingent upon successful completion of the merger transaction.
         As the payment of this bonus appears to be non-recurring, directly attributable to the merger transaction and factually supportable, please revise to include a pro forma adjustment to your pro forma combined balance sheet giving effect to this required payment or explain why this is not required.
Detailed chronology of events, page 77

14. We note your disclosure that the business combination transactions with other potential
         SPACs were ultimately not pursued. Please expand your disclosure in regards to
         CarLotz's Board of Directors to discuss in greater detail these other potential targets, including their material attributes and the reasons they were not pursued.
15. We note your disclosure that the Boards of Directors of both Acamar Partners and
         CarLotz did not obtain fairness opinions in connection with the business combination.
 Luis Solorzano
Acamar Partners Acquisition Corp.
November 25, 2020
Page 4
         Please expand your disclosure, where applicable, to include the processes employed by the Boards of Directors of both Acamar Partners and CarLotz to assess the value of the potential transactions outlined in this section, including how each Board determined that the final valuation, and consideration to be received in the transaction, was fair.
Clarity to the Distribution of the Merger Consideration, page 88

16. Please provide a more detailed description of the difference between the Existing CarLotz
         Charter and Shareholder   s Agreement and the proposed charter
amendment with respect
         to the amount to be received by holders of CarLotz preferred stock in the merger and why the Board of Directors of CarLotz believes the charter amendment is in the best interests of CarLotz and its stockholders, including the common stockholders. Proposal No. 11 - The Incentive Plan Proposal
New Plan Benefits, page 132

17. Your disclosure on page 132 indicates that you plan to grant equity awards to certain members of management in connection with the merger. As the issuance of these equity grants appears to be directly attributable to the planned merger, factually supportable and potentially appears to have a continuing impact to the Company's results of operations, please revise your pro forma statements of operations for the six months ended June 30,
         2020 and the year ended December 31, 2019 to include pro forma adjustments giving effect to these equity grants. Alternatively, please explain why you do not believe this is required.
Employees, page 146

18. Please revise your disclosure to state the number of full-time and part-time employees.
         Refer to Item 101(h)(4)(xii) of Regulation S-K.
Since inception, CarLotz has generally operated at a loss for most periods, page 161

19. Please revise your disclosure in this paragraph to clarify whether you will need to raise funds in addition to the funds from the PIPE investment to carry out your planned expansion. Please also balance the disclosure in this paragraph with the risk factor on
         page 34,    We may require additional debt and equity capital to
pursue our business
         objectives
Internal Control Over Financial Reporting, page 164

20. You disclose that your internal control over financial reporting (ICFR) was not effective at
FirstName LastNameLuis Solorzano
       December 31, 2019 and 2018 due to the identification of a material weakness. In addition
Comapany   NameAcamarassessment
       to management's    Partners Acquisition  Corp. of ICFR, please disclose
whether there
                                    of the effectiveness
       were25,
November    any2020
                changes
                    Pagein4 ICFR for the year ended December 31, 2019. FirstName LastName
 Luis Solorzano
FirstName  LastNameLuis   Solorzano
Acamar Partners  Acquisition Corp.
Comapany 25,
November   NameAcamar
               2020      Partners Acquisition Corp.
November
Page 5     25, 2020 Page 5
FirstName LastName
Executive Compensation
Compensation Discussion and Analysis, page 182

21. Your disclosure on page 182 indicates that you pay an affiliate of your Sponsor a total of
         $37,000 per month for office space, administrative support and salaries to be paid to employees of the affiliate for due diligence and related services in connection with the search for a target company. We also note that upon completion of your initial business combination, you will cease paying these monthly fees. Given that the termination of these fees appears to be directly attributable to the merger transaction, factually supportable and is expected to have a continuing impact to your results of operations, please revise your pro forma statements of operations for the six months ended June 30,
         2020 and the year ended December 31, 2020 to include pro forma adjustments giving effect to the elimination of these expenses.
Security Ownership of Certain Beneficial Owners and Management of New CarLotz, page 188

22. Please revise this section to include comparable disclosure for directors, officers and 5%
         holders of CarLotz securities before and after giving effect to the business combination.
         Please also include appropriate footnote disclosure regarding voting or investment power for security holders. Refer to Instruction 2 to Item 403 of Regulation S-K.
Exclusive Forum, page 204

23. We note that your forum selection provision designates the federal district courts of the
         United States as the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act. In this regard, we note that
Section 22 of the Securities
         Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision.
Certain Relationships and Related Party Transactions, page 212

24. Please revise your disclosure to include a description of the affiliates of CarLotz and
         Acamar Partners that have committed to participate in the PIPE transaction.
Acamar Partners Acquisition Corporation Unaudited Condensed Financial
Statements
For the Periods Ended June 30, 2020 and 2019
Notes to Condensed Financial Statements
Note 8. Subsequent Events, page F-90

25. Please update your disclosure of subsequent events through the date of the proposed merger transaction with CarLotz, Inc. Refer to ASC 855-10-50-2.
 Luis Solorzano
FirstName  LastNameLuis   Solorzano
Acamar Partners  Acquisition Corp.
Comapany 25,
November   NameAcamar
               2020      Partners Acquisition Corp.
November
Page 6     25, 2020 Page 6
FirstName LastName
Exhibits

26. We note that your exhibit index does not reference certain required exhibits. Please confirm you intend to file a specimen stock certificate for New CarLotz, employment agreements with the named executive officers of New CarLotz, forms of award agreements under the 2020 Incentive Plan, the New CarLotz Stockholder Agreement, and
         the form of written consent for CarLotz stockholders, or tell us why you believe these exhibits do not need to be filed.
27. We note that Section 11(n) of your Form of Subscription Agreement contains a provision stating that "[E]ach party hereto hereby waives any right to a jury trial in connection with any litigation pursuant to this subscription agreement and the transactions contemplated hereby." Please amend your filing to clearly disclose whether this provision applies to federal securities law claims, and amend your risk factor disclosure accordingly. Also, provide a discussion describing the main aspects of this provision, the risks of the provision or other impacts on shareholders, any uncertainty about enforceability, and whether or not the provision applies to purchasers in secondary transactions. If this provision is not intended to apply to federal securities law claims, amend your subscription agreement to state the same, or tell us how you will inform future investors of this limitation.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Robert Shapiro at 202-551-3273 or Linda Cvrkel at 202-551-3613 if
you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Jacqueline Kaufman at 202-551-3797 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services